16003785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARDS, MERRILL & PETERSON, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

US BANK BUILDING ONE SKYWALK 422 WEST RIVERSIDE AVENUE
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MCDONALD (509)-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

801 WEST RIVERSIDE AVENUE (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN S LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARDS, MERRILL & PETERSON, INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
09-20-19

Signature

PRESIDENT
Title

Tom McDonald
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Management Statement Regarding Compliance with Certian Exemption Provisions Under 15c3-3.
- X (p) report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWW.MOSSADAMS.COM

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Richards, Merrill & Peterson, Inc.

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. (Company) as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(continued)

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
February 23, 2016

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Information for

Richards, Merrill & Peterson, Inc.

December 31, 2015

CONTENTS

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

		December 31, 2015
Cash	$	134,967
Receivable from clearing organization		121,054
Accounts receivable		9,146
Furniture and equipment, at cost, less accumulated depreciation of $90556		34,443
Prepaid assets		9,293
Prepaid federal income tax		9,392
Deposit with clearing organization		250,000
Other assets		538
Total assets	$	568,833

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Deferred revenue	$	90,000
Accounts payable and accrued liabilities		4,044
Deferred income taxes		369
Total liabilities		94,413
STOCKHOLDERS' EQUITY		
Common stock $1 par value; 50,000 shares authorized; 600 shares issued and outstanding		600
Additional paid-in capital		89,610
Retained earnings		384,210
Total stockholders' equity		474,420
Total liabilities and stockholders' equity	$	568,833

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2015
REVENUES	
Commission income	$ 1,784,437
Investment advisory fee income	329,907
Clearing organization business transaction income	$ 45,000
	2,159,344
EXPENSES	
Commissions	974,173
Employee compensation	580,679
Service provider charges	84,587
Professional services	163,690
Occupancy	91,078
Sales expenses	65,415
Communications	25,701
Subscriptions	34,345
Taxes other than income taxes	35,226
Regulatory fees	35,449
Quotation services	26,491
Other operating expenses	26,228
	2,143,062
Income from operations	16,282
OTHER INCOME	
Interest and dividends earned	733
Other	14,289
	15,022
Income before income tax	31,304
Income tax expense (benefit)	
Current	9,303
Deferred	(1,169)
	8,134
Net income	$ 23,170

See accompanying notes.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 600	$ 89,610	$ 379,844	$ 470,054
Net income	-	-	23,170	23,170
Dividends paid to stockholders	-	-	(18,804)	(18,804)
Balance, December 31, 2015	$ 600	$ 89,610	$ 384,210	$ 474,420

	Year Ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,170
Adjustments to reconcile net income to net cash from operating activities	
Depreciation expense	9,688
Change in assets and liabilities	
Prepaid federal income tax	(9,392)
Receivable from clearing organization	1,459
Other receivables	(9,146)
Other assets	6,648
Federal income taxes payable	(8,757)
Deferred revenue	(45,000)
Deferred income taxes, net	(1,169)
Accounts payable and accrued liabilities	46
Net cash used in operating activities	(32,453)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(32,219)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(18,804)
NET CHANGE IN CASH	(83,476)
Cash, beginning of year	218,443
Cash, end of year	$ 134,967
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 27,452

Note 1 – Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (Company) is a registered broker-dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and therefore, does not carry customer accounts on its books.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2015, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions in amounts that periodically exceed the federal insurance limit. See Note 7 for additional details.

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2015.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2015, was $9,688.

Deferred Revenue – Deferred revenue represents revenues collected from clearing firm to offset conversion expense. Revenue is being amortized over the life of the clearing contract.

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Managed account fees - Managed account fees are billed on a quarterly basis at the beginning of the quarter. Quarterly fees due from the customers are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter.

Income taxes - Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. As of December 31, 2015, the Company had no deferred tax assets recorded and had recorded a deferred tax liability of $369.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 9 for additional details.

Subsequent events - The Company has evaluated subsequent events through February 23, 2016, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2015, the Company had net capital of $421,292 which was $321,292 in excess of its total Rule 15c3-1 required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0096 to 1.

Note 4 - Securities Owned

The Company did not own any securities at December 31, 2015.

Note 5 – Line of Credit

The Company has available a $250,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate, which averaged 3.25% for 2015; however, the minimum rate on the line is 4.5%. The agreement expires April 4, 2016. The Company had no balance outstanding under this line of credit at December 31, 2015.

Note 6 – Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2015, the Company made discretionary contributions of $44,602.

Note 7 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk. As of December 31, 2015, the Company had no uninsured deposits held at corresponding financial institutions.

Note 8 – Lease Agreement

The Company is leasing office space on a five-year lease expiring October 31, 2020. Total lease expense for the year ended December 31, 2015 was $64,696. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2015, pertaining to premises and equipment, future minimum lease commitments under various operating leases are as follows:

Year Ended December 31,	
2016	$ 71,120
2017	$ 73,000
2018	$ 74,710
2019	$ 76,580
2020	$ 65,150
Total minimum payments required	$ 360,560

Note 9 – Income Taxes

The deferred tax liability at December 31, 2015, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred income tax liability	
Depreciation	$369

The effective tax rate differs from the statutory federal rate at December 31, 2015, presented as follows:

Federal income tax at statutory rates	$	11,010
Effect of permanent differences		5,547
Effect of lower brackets		(8,384)
Other		(39)
Income tax expense	$	8,134

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to tax examinations by U.S. tax authorities for years before 2012. The Company does not have any uncertain tax positions. As of December 31, 2015 there is no accrued interest or penalties recorded in the financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	December 31, 2015
NET CAPITAL	
Total stockholders' equity	$ 474,420
Deduct nonallowable assets:	
Furniture & equipment less accumulated depreciation	34,443
Prepaid expenses	9,293
Prepaid federal income tax	9,392
Net capital	$ 421,292
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 94,413
Deduct deferred federal income tax	369
Deduct deferred revenue	90,000
Total aggregate indebtedness	$ 4,044
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 421,292
Minimum net capital required	100,000
Capital in excess of minimum requirement	$ 321,292

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Richards, Merrill, and Peterson, Inc. (Company), are responsible for complying with the requirements of 17 C.F.R. §240.15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31, 2015, and during the period from January 1, 2015, through December 31, 2015. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Richards, Merrill, and Peterson, Inc.

John Larson, President — 2-23-16
Date

Steve Larson, Chief Executive Officer — 2-23-16
Date

Tom McDonald, Chief Financial Officer — 2-23-16
Date

Monique Corigliano, CPA, Registered Representative — 2-23-16
Date

MOSS-ADAMS LLP

WWW.MOSSADAMS.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Richards, Merrill & Peterson, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Richards, Merrill & Peterson, Inc. (Company) identified the following provisions of 17 C.F.R.§15c3-3(k) under which Richards, Merrill & Peterson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2) (ii) (exemption provisions) and (2) Richards, Merrill & Peterson, Inc. stated that Richards, Merrill & Peterson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
February 23, 2016